

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 0407

January 18, 2007

<u>Via U.S. Mail and Fax (202.333.8251)</u>
Mr. Lawrence S. Winkler
Chief Financial Officer
Inphonic, Inc.
1010 Wisconsin Avenue, Suite 600
Washington, DC 20007

      RE: Inphonic, Inc.
                Form 10-K for the fiscal year ended December 31, 2005
                Filed March 16, 2006

                Form 10-Q for the quarterly period ended September 30, 2006

                File No. 0-51023

Dear Mr. Winkler:

      We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                              Sincerely,

                              /s/ Kyle Moffatt for

                              Larry Spirgel
                              Assistant Director